February 20, 2007

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-0510
Attn: Terence O’Brien

Re:	ACR Group, Inc.
File No. 001-32841
Reply to comment letter dated February 6, 2007 regarding Form 10-K for the Fiscal Year Ended February 28, 2006, Filed May 30, 2006

Dear Mr. O’Brien:

This letter constitutes the reply of ACR Group, Inc. (the “Company”) to the referenced letter under your signature. Please be advised that we have carefully considered the comments therein. All of such comments relate to disclosures contained in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) in the referenced Form 10-K. Our responses are detailed below.

1.
We will ensure that the MD&A in all future filings provides detailed, meaningful discussion of significant fluctuations in results of operations from period to period. More specifically, we will attempt to quantify the impact of all material reasons for such fluctuations. With respect to discussions about period-to-period growth in sales, we will more thoroughly identify the portions of such growth that derive from acquisitions, same-store sales growth and new branch openings. We will also describe and quantify components of SG&A costs that explain material period-to-period fluctuations.

2.
In our Form 10-K for the fiscal year ending February 28, 2007, we will discuss separately the comparisons of results of operations for the years ended February 28, 2007 and 2006, and for the years ended February 28, 2006 and 2005.

Mr. Terence O’Brien
February 20, 2007

We hereby acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosures in all filings;

•	Staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact us if you of the staff have any further questions.
Very truly yours,

/s/ Alex Trevino, Jr.
Alex Trevino, Jr.
President and Chief Executive Officer